787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 12, 2017

VIA EDGAR CORRESPONDENCE

Mr. Dominic Minore

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ClearBridge All Cap Growth ETF, a series of Legg Mason ETF Investment Trust
Post-Effective Amendment No. 16
Securities Act File No. 333-206784
Investment Company Act File No. 811-23096

Dear Mr. Minore:

Please find enclosed for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Legg Mason ETF Investment Trust, a Maryland statutory trust (the “Trust”), Post-Effective Amendment No. 16 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. We reviewed the Amendment and hereby represent that it does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment is being filed with respect to ClearBridge All Cap Growth ETF (the “Fund”), a new series of the Trust, and responds to staff comments on Post-Effective Amendment No. 11 (“Amendment No. 11”), which was filed on January 27, 2017 to add the Fund as a new series of the Trust. The Trust filed Amendment No. 11 pursuant to Rule 485(a)(2) under the 1933 Act, with an effective date of April 12, 2017. This letter responds to comments with respect to Amendment No. 11 that you provided in a telephone conversation with the undersigned and Steven P. Messer on March 20, 2017. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in Amendment No. 11 unless otherwise defined in this letter.

General

Comment No. 1: Please respond to the comments below in a letter filed on EDGAR.

Response: As requested, the Trust has filed this letter on EDGAR as a CORRESP filing.

Prospectus – Fees and Expenses table

Comment No. 2: Please relocate the second sentence in the lead-in paragraph to the Fees and Expenses table such that this statement appears as a footnote to the table, and please clarify in the new footnote that LMPFA is responsible for paying any subadvisory fees of the Fund. Please also disclose in the lead-in paragraph to the Fees and Expenses table that investors may incur usual and customary brokerage commissions and other charges when buying or selling shares of the Fund.

NEW YORK      WASHINGTON      HOUSTON      PARIS      LONDON      FRANKFURT       BRUSSELS      MILAN      ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Response: The Trust has considered this comment and respectfully submits that the relocation of this language to a footnote is not necessary. The Fund has a unitary fee structure, and the Trust believes that it is helpful to investors to explain which expenses are covered by the management fee and which are not. The Trust further submits that other funds with similar fee structures include this disclosure in the text prior to the fee table and that the specific placement of the disclosure was agreed to by the SEC staff at the time of the implementation of the Summary Prospectus amendments to Form N-1 A.

The disclosure regarding the potential to incur brokerage commissions and LMPFA’s responsibility for the subadvisory fee have been added to the text as requested. The lead-in paragraph to the Fees and Expenses table has been revised as follows (new disclosure is in italics):

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund. You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the fund, which are not reflected in the table. The management agreement between Legg Mason ETF Investment Trust (the “Trust”) and Legg Mason Partners Fund Advisor, LLC (“LMPFA” or the “manager”) (the “Management Agreement”) provides that LMPFA will pay all operating expenses of the fund, except interest expenses, taxes, brokerage expenses, future Rule 12b-1 fees (if any), acquired fund fees and expenses, extraordinary expenses and the management fee payable to LMPFA under the Management Agreement. LMPFA will also pay all subadvisory fees of the fund.

Prospectus – Principal risks

Comment No. 3: Please confirm supplementally whether the Fund invests in emerging market issuers as a principal strategy. If investment in emerging market issuers is a principal strategy, please include a separate risk factor disclosing the risks of such investments.

Response: The Trust confirms that investment in emerging market issuers is not a principal strategy of the Fund.

Comment No. 4: Under “Market trading risk,” please clarify in plain English that as a result of the risks discussed in this risk factor, investors may pay significantly more or receive significantly less than the underlying value of the Fund shares bought or sold, respectively.

Response: The Trust respectfully submits that the current risk disclosure makes clear that a shareholder transacting in shares in the secondary market may acquire or dispose of shares at a premium or discount to their underlying value. This risk factor currently discloses that “ANY OF THESE FACTORS, AMONG OTHERS, MAY LEAD TO THE FUND’S SHARES TRADING AT A PREMIUM OR DISCOUNT TO NAV” (emphasis in original), which informs shareholders that the price paid or received on an exchange may not be the same as the net asset value per share of the shares. Moreover, in the body of the Prospectus, under the heading “Market trading risk,” the Trust expands on this disclosure to describe the risks that the shares of the Fund may trade at prices other than their underlying value. The Trust therefore respectfully submits that the requested disclosure is currently included in the Prospectus.

Comment No. 5: Under “Valuation risk,” please relocate to outside of the summary prospectus any disclosure of the risks pertaining to redemptions of Fund shares. Alternatively, please clarify that such risks are applicable only to Authorized Participants.

Response: The disclosure has been revised as follows (deleted disclosure is crossed through and new disclosure is in italics):

Valuation risk. The sales price the fund could receive for any particular portfolio investment may differ from the fund’s valuation of the investment, particularly for securities that trade in thin or volatile markets or that are valued using a fair value methodology. ~~Investors~~ Authorized Participants who purchase or redeem fund shares on days when the fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the fund had not fair-valued ~~the security~~ securities or had used a different valuation methodology. The fund’s ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third party service providers.

Prospectus – Purchase and sale of fund shares

Comment No. 6: Please disclose at the conclusion of the second sentence in this section that the Fund’s shares are not individually redeemable.

Response: The disclosure has been revised as follows (new disclosure is in italics):

Individual shares of the fund are listed on a national securities exchange and are redeemable only by Authorized Participants in Creation Unit aggregations.

Prospectus – More on the fund’s investment strategies, investments and risks

Comment No. 7: To the extent that the Fund may invest in fixed income securities in U.S. or non-U.S. markets, please confirm supplementally whether the securities held by the Fund are traded outside of a collateralized settlement system. If the fixed income securities held by the Fund are traded outside of a collateralized settlement system, please disclose under “Authorized Participant concentration risk” that (i) there are a limited number of financial institutions that may act as Authorized Participants or that may post collateral for certain trades on an agency basis, and (ii) to the extent those Authorized Participants exit the business or are unable to process creation or redemption orders and no other Authorized Participant is able to step forward to do so, there may be a significantly diminished market for the Fund’s shares.

Response: The Trust confirms that the Fund does not expect to purchase any fixed income securities that are traded outside of a collateralized settlement system.

Comment No. 8: Under “Market trading risk – absence of active market,” please disclose that (i) market makers are not obligated to make a market in the Fund’s shares, nor are Authorized Participants obligated to execute purchase or redemption orders for Creation Units, (ii) in times of market stress, circumstances could develop that cause market makers and/or Authorized Participants to refrain from these activities or to reduce their role in such activities, and (iii) the absence of an active market could lead to a difference between the market price of the Fund’s shares and the underlying value of those shares.

Response: The disclosure has been revised as follows (new disclosure is in italics):

Absence of active market. Although shares of the fund are listed for trading on one or more stock exchanges, there can be no assurance that an active trading market for such shares will develop or be maintained by market makers or Authorized Participants. Authorized Participants are not obligated to execute purchase or redemption orders for Creation Units. In periods of market volatility, market makers and/or Authorized Participants may be less willing to transact in fund shares. The absence of an active market for the fund’s shares may contribute to the fund’s shares trading at a premium or discount to NAV.

Comment No. 9: Under “Market trading risk – Shares of the fund may trade at prices other than NAV,” please remove the sentence that begins “[h]owever, because shares can be created and redeemed in Creation Units at NAV…” or relocate this sentence outside of the risk disclosure.

Response: The Trust has considered this comment and respectfully submits that no changes to this disclosure are necessary. The Trust believes that this sentence gives important context to the risks discussed in the preceding sentences of this risk factor in light of the fund’s ETF structure and that such context is helpful to investors.

Prospectus – Shareholder information

Comment No. 10: Please expand the disclosure under “Fund share trading prices” to address (i) what the calculation of the “intra-day indicative value” (“IIV”) includes and does not include, and (ii) what types of values are used for the Fund’s underlying holdings in calculating the IIV (for example, in the case of international ETFs, stale prices from closed foreign markets that are updated only for currency changes). Please disclose whether in certain circumstances the IIV could consist of stale values or any other elements that might adversely affect the use of the IIV as an indicator of the current market value of the Fund’s shares. If there are any circumstances where stale prices or any such other elements could be used in calculating the IIV, consider disclosing this as a principal risk.

Response: The disclosure has been revised as follows (new disclosure is in italics):

The trading prices of the fund’s shares in the secondary market generally differ from the fund’s daily NAV and are affected by market forces such as the supply of and demand for ETF shares and underlying securities held by the fund, economic conditions and other factors. Information regarding the intraday value of shares of the fund, also known as the “intra-day indicative value” (“IIV”), is disseminated every 15 seconds throughout each trading day by the national securities exchange on which the fund’s shares are listed or by market data vendors or other information providers. The IIV is based on the current market value of the securities and/or cash required to be deposited in exchange for a Creation Unit but does not include a reduction for the fees, operating expenses or transaction costs incurred by the fund. The IIV does not necessarily reflect the precise composition of the current portfolio of securities held by the fund at a particular point in time or the best possible valuation of the current portfolio. Therefore, the IIV should not be viewed as a “real-time” update of the fund’s NAV, which is computed only once a day. The IIV is generally determined by using both current market quotations and/or price quotations obtained from broker-dealers and other market intermediaries that may trade in the portfolio securities held by the fund. The quotations of certain fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States and thus may not reflect the current fair value of those securities. The fund is not involved in, or responsible for, the calculation or dissemination of the IIV or make any representation or warranty as to its accuracy.

Comment No. 11: The penultimate bullet under “Calculation of net asset value” discusses the Fund’s investments in ETFs and other funds. Please confirm supplementally whether investments in ETFs and other funds will be a principal investment strategy of the Fund. If investments in ETFs and other funds will be a principal investment strategy of the Fund, consider adding this as a principal strategy in the summary prospectus. In addition, please include the amount of acquired fund fees and expenses in the calculation of “Total annual fund operating expenses” in the Fees and Expenses table.

Response: The Trust confirms that investments in ETFs and other funds will not be a principal investment strategy of the Fund. The Trust currently expects that the Fund will not incur any acquired fund fees and expenses in its first year of operation. Accordingly, no disclosure of acquired fund fees and expenses in the Fees and Expenses table is necessary and any anticipated holding of other funds will not impact the “Total annual fund operating expenses” as currently disclosed.

Prospectus – Prior performance of similar accounts

Comment No. 12: Please state in the first paragraph that the performance set forth below is not indicative of the Fund’s future performance.

Response: The disclosure has been revised as follows (new disclosure is in italics):

The performance set forth below does not represent the performance of the fund and is not indicative of the fund’s future performance.

Comment No. 13: In the first sentence of the second paragraph, please pluralize the words “objective” and “strategy” each time they are used and remove the reference to the “ClearBridge All Cap Growth SMA” in favor of using the defined terms SMA or the Composite.

Response: The disclosure has been revised as follows (deleted disclosure is crossed through and new disclosure is in italics):

The subadviser has managed a series of accounts with ~~an~~ investment ~~objective~~ objectives, ~~strategy~~ strategies and policies substantially similar to the investment objective, ~~strategy~~ strategies and policies of the fund since July 1996 (the ~~ClearBridge All Cap Growth SMA or the~~ “Composite”).

Comment No. 14: In the third paragraph, please disclose that the accounts of which the Composite is comprised consist of all of the accounts and funds advised and subadvised by the subadviser with investment objectives, strategies and policies substantially similar to the investment objective, strategies and policies of the Fund, or, if necessary, please expand the presentation of the performance of the Composite to include the performance of all such funds and accounts.

Response: The disclosure has been revised as follows (new disclosure is in italics):

The investment performance of the Composite is summarized below. Richard A. Freeman has been a portfolio manager of each account in the Composite since its inception. Peter Bourbeau and Evan Bauman have been portfolio managers of each account in the Composite since 2003. Margaret Vitrano has been a portfolio manager of each account in the Composite since 2012. The accounts in the Composite consist of all of the accounts and funds advised and subadvised by the subadviser with investment objectives, strategies and policies substantially similar to the investment objective, strategies and policies of the fund. The accounts in the Composite are not registered investment companies and as such are not subject to certain limitations, diversification requirements and other restrictions imposed under the Investment Company Act of 1940, as amended, and the Internal Revenue Code of 1986, as amended, to which the fund, as a registered investment company, is subject. If such accounts were subject to all the requirements and limitations applicable to the fund, the Composite’s performance might have been adversely affected.

Comment No. 15: The fourth paragraph makes reference to the Russell 3000 Growth Index. Please confirm whether the Russell 3000 Growth Index will be the Fund’s benchmark.

Response: The Trust confirms that the Russell 3000 Growth Index will be the Fund’s benchmark.

Comment No. 16: The first sentence of the final paragraph before the tabular presentation of the performance of the Composite states: “Prior to January 2012, the monthly calculation of the Composite’s performance excludes accounts that had a positive or negative cash flow of 10% or more in such month.” Please confirm supplementally the meaning of the term “cash flow” in this instance (i.e., does it refer only to inflows and outflows from the accounts, or is it also intended to capture dividends and other items). In addition, please explain supplementally why this exclusion is appropriate and why this exclusion does not cause the Composite performance to be misleading. Please make a supplemental representation (assuming it is accurate) that the exclusion discussed in the above-referenced sentence will not cause the Composite performance to be misleading.

Response: The phrase “cash flow” referenced above refers to the cash contributions and withdrawals by clients whose accounts are included in the Composite. The subadviser believes these accounts are appropriately excluded from reported returns for the monthly period affected by the unusually large cash flows because such cash flows impacted the ability of the subadviser to implement the investment strategy for the accounts during the particular periods. Actions taken by the subadviser to manage cash flows during these discrete periods did not reflect the actual performance (positive or negative) of the overall strategy and thus are not representative of the returns achieved by the investment program operated in the normal course. As a result, the subadviser submits that the exclusion of account performance during monthly periods experiencing unusually large cash flows does not render the Composite performance misleading. Rather, it better illustrates the returns achieved when the strategy is implemented in the normal course. The subadviser further notes that this method of reporting returns is consistent with GIPS disclosure requirements.

Comment No. 17: In the tabular presentation of the performance of the Composite, under the heading “The Composite,” please disclose prominently in boldface type that the performance disclosed in this presentation does not represent the performance of the Fund and is not indicative of the Fund’s future performance.

Response: The following language has been inserted in boldface type under the heading “The Composite” in the tabular presentation of the performance of the Composite:

The performance set forth herein does not represent the performance of the fund and is not indicative of the fund’s future performance.

Comment No. 18: In the tabular presentation of the performance of the Composite, please reverse the order of the presentation such that “Performance Net of Fees” precedes “Performance ‘Pure’ Gross of Fees.”

Response: The tabular presentation has been reordered such that “Performance Net of Fees” precedes “Performance ‘Pure’ Gross of Fees.”

Comment No. 19: Please supplementally represent that the Fund’s subadviser has the records necessary to support the calculation of any prior performance presented in the prospectus as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Fund’s subadviser has informed the Trust that it has the records necessary to support the calculation of any prior performance presented in the prospectus as required by Rule 204-2(a)(16) under the Advisers Act.

Comment No. 20: In the tabular presentation of the performance of the Composite, please revise the heading “Annualized Returns as of 12/31/16” to read “Average Annual Total Returns as of 12/31/16.” In addition, please include performance information for the Composite’s and the Russell 3000 Growth Index’s most recent ten-year period.

Response: The heading “Annualized Returns as of 12/31/16” in the tabular presentation of the performance of the Composite has been revised to read “Average Annual Total Returns as of 12/31/16.” The performance of the Composite and the Russell 3000 Growth Index for the ten-year period ended 12/31/16 has been added to the tabular presentation.

Comment No. 21: In the paragraph discussing the Institutional Accounts, please disclose that the accounts comprising the Institutional Accounts consist of all of the institutional accounts advised and subadvised by the subadviser since July 2015 with investment objectives, strategies and policies substantially similar to the investment objective, strategies and policies of the Fund, or, if necessary, please expand the presentation of the performance of the Institutional Accounts to include the performance of all such accounts.

Response: The disclosure has been revised as follows (new disclosure is in italics):

The subadviser also began managing a series of institutional accounts in July 2015 that have a similar investment strategy, but different fee structure, to the Composite (the “Institutional Accounts”). The Institutional Accounts, like the accounts included in the Composite, seek long-term capital appreciation by investing in a mix of large, mid and small capitalization stocks believed to have substantial growth potential. Evan Bauman, Peter Bourbeau, Richard A. Freeman and Margaret Vitrano have each been a portfolio manager of the Institutional Accounts since the date he or she became a portfolio manager of the accounts in the Composite. The Institutional Accounts consist of all of the institutional accounts advised and subadvised by the subadviser since July 2015 with investment objectives, strategies and policies substantially similar to the investment objective, strategies and policies of the fund. The Institutional Accounts are not registered investment companies and as such are not subject to certain limitations, diversification requirements and other restrictions imposed under the Investment Company Act of 1940, as amended, and the Internal Revenue Code of 1986, as amended, to which the fund, as a registered investment company, is subject. If such accounts were subject to all the requirements and limitations applicable to the fund, their performance might have been adversely affected. Performance is compared against the Russell 3000 Growth Index, the benchmark of the fund and Institutional Accounts. The returns shown below reflect the deduction of all trading expenses and the reinvestment of dividends and other earnings.

Comment No. 22: In the tabular presentation of the performance of the Institutional Accounts, under the heading “The Institutional Accounts,” please disclose prominently in boldface type that the performance disclosed in this presentation does not represent the performance of the Fund and is not indicative of the Fund’s future performance.

Response: The following language has been inserted in boldface type under the heading “The Institutional Accounts” in the tabular presentation of the performance of the Institutional Accounts:

The performance set forth herein does not represent the performance of the fund and is not indicative of the fund’s future performance.

Comment No. 23: In the tabular presentation of the performance of the Institutional Accounts, please reverse the order of the presentation such that “Performance Net of Fees” precedes “Performance Gross of Fees.”

Response: The tabular presentation of the performance of the Institutional Accounts has been reordered such that “Performance Net of Fees” precedes “Performance Gross of Fees.”

Comment No. 24: In the tabular presentation of the performance of the Institutional Accounts, please revise the heading “Annualized Returns as of 12/31/16” to read “Average Annual Total Returns as of 12/31/16.”

Response: The heading “Annualized Returns as of 12/31/16” in the tabular presentation of the performance of the Institutional Accounts has been revised to read “Average Annual Total Returns as of 12/31/16.”

Comment No. 25: In the second footnote to the tabular presentation of the performance of the Institutional Accounts, please clarify that all other actual fees are deducted from the “Performance Net of Fees” presentation.

Response: The footnote has been revised as follows (new disclosure is in italics):

Net of fee returns are calculated using model investment advisory fees and are derived by deducting 1/12th of the maximum fixed fee rate in effect for the respective time period from the gross monthly composite return. Model investment advisory fees do not reflect a deduction for transfer fees, exchange or similar fees, custody fees, fees charged by other service providers, such as consultants, and other similar fees. If these fees were deducted the returns shown would be lower.

Comment No. 26: Please reconcile the second sentence of the final paragraph of this section (which provides: “The returns shown above are calculated in compliance with the Global Investment Performance Standards (“GIPS”) on a trade date basis, and include accrued income and capital gains”) with the second footnote to the tabular presentation of the performance of the Composite (which provides in part: “As such, the historical performance returns prior to January 2006 were calculated in a manner different from the requirements of GIPS used to calculate returns from January 2006 forward and are presented as information non-compliant with GIPS standards”). In addition, please relocate the above-referenced footnote to the narrative disclosure preceding the tabular presentation of the performance of the Composite.

Response: The language previously located in the second footnote to the tabular presentation of the performance of the Composite has been relocated to the narrative disclosure preceding the tabular presentation.

The second sentence of the final paragraph has been revised as follows (deleted disclosure is crossed through and new disclosure is in italics):

The returns from January 2006 forward ~~shown above~~ are calculated in compliance with the Global Investment Performance Standards (“GIPS”) on a trade date basis, and include accrued income and capital gains.

Statement of Additional Information

Comment No. 27: Under “Investment Policies,” please revise fundamental investment policy (7) to clarify that the 25% limitation contained therein applies to one or more issuers conducting their principal business activities in the same industry or group of industries.

Response: The Trust respectfully declines to make the requested change. Item 16(c)(1)(iv) of Form N-1A requires a fund to describe its policy with respect to, among other things, concentrating investments in a particular industry or group of industries. The Investment Company Act of 1940, as amended (the “1940 Act”), does not define “concentration” or “industry or groups of industries.” The SEC, however, has stated generally that a fund is concentrated in a particular industry if the fund invests or proposes to invest more than 25% of the value of its net assets in the particular industry. The SEC historically offered additional guidance regarding disclosure of concentration policies and other matters in the form of “Guidelines” to Form N-1A.1 Guide 19 noted that if the registrant

[1]	The Guidelines to Form N-1A (the “Guides”) were prepared by the Division of Investment Management and published by the SEC when it adopted Form N-1A in 1983. See Investment Company Act Release No. 13436 (Aug. 12, 1983). When Form N-1A was amended in 1998, however, the Guides were not republished.

intended to concentrate in a particular industry or group of industries it should specify in its prospectus the industry or group of industries in which it will concentrate. Guide 19 also stated that a registrant “may select its own industry classifications….”2 This guidance suggests that a registrant has flexibility in formulating the nature of its concentration policy and its scope, provided that the policy informs shareholders of the additional risks associated with a focused portfolio. As the SEC has recognized, the requirement to state a fund’s policy on concentrating its investments reflects the view that a fund that concentrates its investments will be subject to greater risks than funds that do not follow a concentration policy.3 The concentration requirement also is intended to prevent funds from substantially changing the nature and character of their businesses without shareholder approval.4 The Trust submits its current policy meets this standard and addresses the concerns underlying the requirement to inform shareholders of the scope of its policy. The Trust has adopted a policy not to invest more than 25% of the Fund’s total assets in the securities of one or more issuers conducting their principal business activities in the same industry. The Trust also explains in significant detail in the Fund’s Statement of Additional Information the manner in which its policy not to concentrate is interpreted. As a result, shareholders are informed of the nature and character of the Fund’s investment activities with respect to the acquisition of securities in an industry. Although it is possible for a registrant to have a policy on concentration in a “group of industries” in addition to, or in lieu of, a single industry policy, the Trust submits that it is not required to adopt a separate policy regarding investment in a “group of industries” if it has stated its position regarding concentration on an individual industry basis. Neither the 1940 Act nor Form N-1A requires a registrant to disclose a policy on concentration with respect to both industries and groups of industries. The Trust submits that use of the term “or” in Item 16(c)(1)(iv) of Form N-1A indicates that a fund must have a concentration policy with respect to one or the other. The Trust submits that a policy regarding concentration in a “group of industries” is only relevant if a particular group of industries has been identified by a registrant for investment. For a registrant, such as the Trust, which has a policy not to concentrate, stating a policy not to invest in an undefined group of industries is neither relevant nor practical.

[2]	Guide 19. This continues to be the position of the SEC. See Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011) (the “Concept Release”). See also, In re: Charles Schwab Corp. Securities Litigation, No. C 08-01510 WHA, 2010 U.S. Dist. LEXIS 32113 (N. D. Cal. Mar. 30, 2010) (acknowledging that a sponsor is free to define an industry in any reasonable way when it establishes a fund).
[3]	See Concept Release.
[4]	See Concept Release.

Comment No. 28: Under “Investment Policies,” the penultimate full sentence on page 15 of the Statement of Additional Information provides that fundamental investment policy (7) will be interpreted to permit investment without limit in securities of foreign governments. Please explain the basis for the conclusion that securities of foreign governments fall outside the definition of an industry.

Response: The Trust has revised its disclosure with respect to the treatment of securities issued by foreign governments. The disclosure has been revised as follows (deleted disclosure is crossed through and new disclosure is in italics):

With respect to the fundamental policy relating to concentration set forth in (7) above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The policy in (7) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; ~~securities of foreign governments;~~ and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country; however, the Trust understands that the SEC staff considers securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration. The policy also will be interpreted to give broad authority to the fund as to how to classify issuers within or among industries.

Comment No. 29: The 1933 Act requires that Amendment No. 11 be signed by either the Trust’s Principal Accounting Officer or Controller. Please revise the signature page to make clear that the Trust’s Principal Financial Officer is also the Trust’s Principal Accounting Officer or Controller.

Response: The signature page specifies that Mr. Richard F. Sennett signed Amendment No. 11 in his capacity as the Fund’s Principal Financial Officer. Section 6(a) of the 1933 Act states that “[a]ny security may be registered with the SEC under the terms and conditions hereinafter provided, by filing a registration statement in triplicate, at least one of which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions….” The Trust respectfully submits that the roles and functions of a principal accounting officer and comptroller clearly are subsumed under Mr. Sennett’s official title of “Principal Financial Officer.” Accordingly, the Trust does not believe it is necessary to modify Mr. Sennett’s title on the signature page.

*        *        *         *

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8970.

Very truly yours,

/s/ P. Jay Spinola
P. Jay Spinola

Cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC
Steven P. Messer, Esq., Willkie Farr & Gallagher LLP